Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
2300-200 Granville Street
Vancouver, British Columbia
V6C 1S4

Item 2.	Date of Material Change

January 2, 2009

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on January 2, 2009 and filed on SEDAR.

Item 4.	Summary of Material Changes

On January 2, 2009, NovaGold announced a US$60 million financing through a private placement with Electrum Strategic Resources LLC.

Item 5.	Full Description of Material Change

On January 2, 2009, NovaGold announced a US$60 million financing through a private placement with Electrum Strategic Resources LLC, 46,153,847 Units for a purchase price of US$1.30 per Unit, for aggregate gross proceeds of US$60 million. Each Unit consists of one common share of NovaGold and one common share purchase warrant of NovaGold (“Warrant”). Each Warrant entitles the holder thereof to acquire one common share of NovaGold for an exercise price of US$1.50 prior to 5:00 p.m. (Toronto) on the fourth anniversary of the closing date

Upon closing of the proposed financing, Electrum would become NovaGold’s largest shareholder owning approximately 30% of the issued and outstanding common shares of the Company and would own approximately 46% if all Warrants were fully exercised.

The net proceeds of the offering are estimated to be approximately US$59 million and will be used to repay outstanding principal and interest owing under the US$20 million bridge loan from Auramet Trading, LLC, to finance continuing exploration and development activities at NovaGold’s Donlin Creek gold project in Alaska, and the Company’s Galore Creek copper-gold project in British Columbia, and to further examine, develop and, if warranted, re-activate the Rock Creek Mine near Nome, Alaska and for general corporate purposes.

Under the TSX Company Manual shareholder approval would be required as a result of the number of common shares issued pursuant to the offering being in excess of 25% of the currently issued and outstanding common shares of the Company and as a result of the offering materially affecting control of NovaGold. NovaGold has applied to the TSX under the provisions of Section 604(e) of the Company Manual for an exemption from securityholder approval requirements. NovaGold’s board of directors, who are free from any interest in the offering, are unrelated to Electrum and have authorized such application, have concluded that NovaGold is in serious financial difficulty, this offering is designed to improve NovaGold’s financial situation and this transaction is reasonable for NovaGold in the circumstances. The transaction, which is also subject to pre-merger notification requirements under the Competition Act (Canada), is expected to be completed in early January 2009.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Elaine Sanders
Vice President, Finance & Corporate Secretary
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

January 6, 2009